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                              September 27, 2021

       Keith Marshall
       General Counsel
       Otis Gallery LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Gallery LLC
                                                            Post-Qualification
Amendment No. 23 to Form 1-A
                                                            Filed September 17,
2021
                                                            File No. 024-10951

       Dear Mr. Marshall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 23 to Form 1-A

       Table, page ii

   1. Please revise to provide prominent and clear disclosure of which series is being added in this post-qualification
amendment to the offering table on page ii
       Series Offering Table, page v

   2. Please revise to clarify the difference between an "Open" offering and an offering with
                                                        "No Sales Yet." In
addition, please revise the table to specify the qualification date of each offering and the
day in which offers and sales commence or launch for each
                                                        offering.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 Keith Marshall
Otis Gallery LLC
September 27, 2021
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameKeith Marshall                          Sincerely,
Comapany NameOtis Gallery LLC
                                                          Division of
Corporation Finance
September 27, 2021 Page 2                                 Office of Trade &
Services
FirstName LastName